January 29, 2008

Henrique Manuel Fusco Granadeiro
Chief Executive Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069 -300 Lisboa Codex, Portugal

     Re: Portugal Telecom, SGPS, S.A.
              Form 20-F for Fiscal Year Ended December 31, 2006
              Filed June 29, 2007
              Form 6-K, Filed October 18, 2007
              File No. 1-13758

Dear Mr. Granadeiro:

We have reviewed your response letter dated January 14, 2008, and we have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. Please advise us of the approximate dollar amounts of revenues and expenses associated with TMN's agreement with C_Com for the last three fiscal years.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 551-3333 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

          Sincerely,

          Cecilia Blye, Chief
          Office of Global Security Risk

cc: Larry Spirgel
Assistant Director
Division of Corporation Finance

John Ericson, Esq. (Fax: 212-455-2502)
Simpson Thacher & Bartlett LLP